Obtaining Control of Credit Suisse Mid-Cap Core Class B

As of October 31, 2008, Pershing LLC ("Shareholder") owned 0 shares of the Fund. As of April 30, 2009, Shareholder owned 1,402.525 shares of the Fund, which represented 46.29% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.